2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                          to

Commission File No. 33-32504 and 33-1329

RYERSON TULL SAVINGS PLAN

(f/k/a Inland Steel Industries Thrift Plan)

(Full Title of the Plan)

RYERSON TULL, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State of Incorporation)

36-3425828

(I.R.S. Employer Identification No.)

2621 W. 15th Place, Chicago, Illinois

(Address of principal executive offices)

60608

(Zip Code)

Registrant’s telephone number, including area code: (773) 762-2121

Ryerson Tull Savings Plan

Note:	All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Board of Directors of Ryerson Tull, Inc.

and the Participants and Administrator of

the Ryerson Tull Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ryerson Tull Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

May 23, 2003

Ryerson Tull Savings Plan

Statements of Net Assets Available for Plan Benefits

as of December 31, 2002 and 2001

	2002	2001
Assets

Investments:
Beneficial interest in the Ryerson Tull Master Trust (Note 5)	$186,125,167	$210,537,798

Employee contribution receivable	248,122	244,646

Employer contribution receivable	2,060,537	2,082,897

Net assets available for plan benefits	$188,433,826	$212,865,341

The accompanying notes are an integral part of these statements

Ryerson Tull Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

for the year ended December 31, 2002

Additions:	2002
Additions to net assets attributed to:
Contributions:
Participant	$7,752,855
Employer	5,679,594

Total additions	13,432,449

Deductions:

Deductions from net assets attributed to:
Share in net depreciation of the Ryerson Tull Master Trust (Note 5)	21,505,694
Benefits paid to participants	16,342,199
Administrative expenses	16,071

Total deductions	37,863,964

Net decrease	(24,431,515)

Net assets available for plan benefits:

Beginning of year	212,865,341

End of year	$188,433,826

The accompanying notes are an integral part of these statements

Ryerson Tull Savings Plan

Notes To Financial Statements

December 31, 2002 and 2001

1.    Description of the Plan

This description summarizes major provisions of the Ryerson Tull Savings Plan (the “Plan”) and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the summary plan description and additional information about the Plan may be requested from the plan administrator.

The Plan is a defined contribution profit sharing (thrift-savings) plan which is available to all salaried office employees and certain salaried and hourly plant employees of Ryerson Tull, Inc. (the “Company”) and certain of its subsidiaries and affiliates (collectively referred to as the “Employers”).

The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), was adopted effective January 1, 1975.

Employees electing to participate in the Plan may contribute up to twenty percent of their base salary. Participants have the option of making contributions on a before-tax and/or after-tax basis.

The first four percent of participants’ contributions (the “basic contribution”) is matched by the Company at one hundred percent. In addition, participants may receive a Variable Company Contribution of up to ten percent of calendar year earnings (regular base salary before reduction for before-tax contributions, plus amounts includible in gross income such as bonuses and commissions) dependent upon the annual financial performance of the Company.

Participants not accruing benefits in the Ryerson Tull Pension Plan (the “Pension Plan”) receive a Fixed Company Contribution under the Plan equal to two percent or, for participants who met specified age and service criteria at December 31, 1997 (March 31, 2000 for those participants who participated in the Tull Supplement of the Pension Plan), three percent of their calendar year earnings up to the maximum limited by Section 401(a)(17) of the Internal Revenue Code (“IRC”). Participants continuing to accrue benefits in the Pension Plan at and after December 31, 1997 will not be eligible for the Fixed Company Contribution until January 1, 2003 and those participants continuing to accrue benefits in the Tull Supplement of the Pension Plan at and after March 31, 2000 will not be eligible for the Fixed Company Contribution (under the Plan) until April 1, 2005.

All investments can be directed by Participants at their discretion. Participants may designate the investment of their contributions in integral multiples of one percent in any of the following funds: Invesco Dynamics Fund, Invesco Total Return Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Asset Manager Fund, Fidelity Magellan Fund, Conservative Investment Strategy Fund, Moderate Investment Strategy Fund, Aggressive Investment Strategy Fund, Franklin Small Cap Growth Fund, MSIFT Mid Cap Core Fund, Vanguard Growth Index Fund, Fidelity Equity Income Fund, Fidelity Diversified International Fund, Fidelity Balanced Fund, PIMCO Total Return Fund, MSIF Small Company Growth Portfolio and Strong Advisor Small Cap Value Fund (collectively “the Funds”). Individual participant accounts are maintained for each investment fund to record participant contributions, employer matching contributions, investment appreciation or depreciation, dividends and interest income.

Ryerson Tull Savings Plan

Notes To Financial Statements, Continued

December 31, 2002 and 2001

Participants vest immediately in their contributions and the earnings or losses thereon. Participants vest in all of the Company’s matching contributions upon completion of three years of vesting service. The Variable Company and Fixed Company Contributions vest upon completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited at the time of termination. Forfeitures are used to reduce future contributions by the Company. The amounts of forfeitures used to reduce the Company contributions were $235,000 and $460,000 for the years ended December 31, 2002 and 2001, respectively.

Participants may withdraw their contributions and the earnings or losses thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service (“IRS”).

Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding vested balances in the Ryerson Tull Common Stock Fund, for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a single lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the year in which the age of seventy and one-half years is reached. Any participant who took a hardship distribution is suspended from making before-tax contributions for a period of six months.

Administration

The Plan is administered by the Plan Committee (“Committee”), which consists of certain officers of the Company appointed by the Company’s Board of Directors. LaSalle National Bank serves as trustee of the Common Stock Fund.

Fidelity Management Trust Company (“Fidelity” and “Trustee”) is responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants’ accounts or assets within the appropriate investment option, as applicable.

Ryerson Tull Savings Plan

Notes To Financial Statements, Continued

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, changes in net assets available for plan benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Investments and investment income

Plan participants may allocate all or a percentage of their contributions in any of the investment options listed in Note 3.

Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the Statement of Changes in Net Assets Available for Plan Benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

Interest income is accrued as earned, and dividend income is recorded as of the record date.

Contributions and withdrawals

Contributions are recorded in the period accrued by the Company. Withdrawals and transfers are valued as of the close of the business day in which they occur.

Administrative expenses

Certain trustee, recordkeeping, legal and the investment management fees of all funds except the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

Ryerson Tull Savings Plan

Notes To Financial Statements, Continued

December 31, 2002 and 2001

Plan Termination

The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants’ accounts, including all employer-matching contributions, shall vest immediately. The Trustees shall then direct the method and manner of distribution of the Plan’s assets to participants or their beneficiaries.

3.    Investments and investment income

Plan participants may allocate all or a percentage of their contributions in any of the investment options listed below:

The Invesco Dynamics Fund consists of domestic common stocks of companies traded on both the US securities exchanges and the over-the-counter market. The fund also has the flexibility to invest in other types of securities, including preferred stocks and convertible securities, and short-term investments. The fund may invest up to 25 percent of its assets in foreign securities, which involve greater risk.

The Invesco Total Return Fund invests 30 percent in stocks and 30 percent in fixed-and variable-income securities (bonds), with the remaining 40 percent spread out between stocks and bonds based on business, economic and market conditions. The fund may invest in foreign securities, which may involve greater risk.

The Fidelity Retirement Government Money Market Portfolio consists of short-term obligations issued or guaranteed by the U.S. Government. The assets in the fund are stated at cost plus interest, which approximates market value.

The Fidelity Stable Value Fixed Income Fund consists of unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity. The unallocated investment contracts earned a fixed rate of return ranging from 5.62 percent to 6.32 percent in 2002 and are stated at contract value plus interest earned to date. All unallocated investment contracts individually represent less than five percent of the Plan’s net assets at December 31, 2002. The pooled investment funds, which consist of investment contracts with various insurance companies and certain types of fixed income securities, are valued at cost plus interest earned to date, which approximates market value.

The Fidelity Asset Manager Fund is an asset-allocation fund, which consists of a mix of short-term instruments, bonds and equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Spartan U.S. Equity Index Portfolio is a pooled investment fund, which invests in various common stocks. The net assets of this fund are valued at the closing market price on the last business day of the year for the individual securities held in the portfolio.

The Fidelity Magellan Fund consists of common stock and securities that are convertible into common stock. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

Ryerson Tull Savings Plan

Notes To Financial Statements, Continued

December 31, 2002 and 2001

The Conservative Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

The Moderate Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

The Aggressive Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity Equity-Income Fund and Fidelity U.S. Bond Index Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

The Franklin Small Cap Growth Fund invests primarily in common stock of companies with market capitalization of less than $1 billion at the time of investment. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The MSIFT Mid Cap Core Fund invests primarily in common stock of companies with market capitalization between $500 million and $3 billion. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Vanguard Growth Index Fund invests in growth equities and has a moderate to aggressive overall risk level. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Diversified International Fund invests primarily in foreign equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Equity Income Fund invests primarily in income-producing equity securities (both domestic and foreign). The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Balanced Fund invests in approximately 60% of assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets in neutral. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The PIMCO Total Return Fund invests in all types of bonds, including US Government, corporate, mortgage and foreign. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

Ryerson Tull Savings Plan

Notes To Financial Statements, Continued

December 31, 2002 and 2001

The MSIF Small Company Growth Portfolio invests primarily in common stocks of small-sized domestic (US) corporations and, to a limited extent, foreign (non-US) corporations. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Strong Advisor Small Cap Value Fund invests primarily in stocks of small-capitalization companies that the fund’s manager believes are undervalued relative to the market based on earnings, cash flow, or asset value. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Ryerson Tull Common Stock Fund is valued at the last reported sales price on the last business day of the year. No contributions may be invested into this fund, nor may any transfers be directed into this fund. Transfers may be directed out of the fund at any time.

Ryerson Tull Savings Plan

Notes To Financial Statements, Continued

December 31, 2002 and 2001

During the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $21,505,694 as follows:

2002
Mutual funds	$21,343,718
Ryerson Tull common stock	161,976

$21,505,694

4.    Tax Status of the Plan

The IRS has determined and informed the Company by a letter dated April 25, 2002, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

5.    The Master Trust

The Plan’s investments are in the Ryerson Tull Master Trust (the “Master Trust”) which was established for the investment of assets of the Plan, and effective March 1, 2000, the assets of the Ryerson Tull Combined Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Master Trust was approximately 98% for both years.

The following table presents the fair value of investments for the Master Trust:

	2002	2001
Investments at fair market value:
Interest bearing cash*	$28,947	$30,962
Pooled investment funds	184,711,552	202,035,429
Ryerson Tull common stock*	224,425	516,351
Guaranteed investment contracts	1,479,559	8,704,814
Participant loans	4,092,399	4,367,162

Net assets held by the Master Trust	$190,536,882	$215,654,718

*	Note that these investments are held 100% by the Plan.

Ryerson Tull Savings Plan

Notes To Financial Statements, Continued

December 31, 2002 and 2001

The total investment loss for the Master Trust is as follows:

2002
Net appreciation (depreciation) in fair value of investments:
Pooled investment funds	$(26,919,311)
Common stock	(161,976)
Interest on participant loans	290,903
Interest and dividend income	4,899,347

Total investment loss	$(21,891,037)

The following investments represent 5 percent or more of the Master Trust’s net assets:

	December 31,
	2002	2001
Stable Value Fixed Income Fund
Unallocated investment contracts (aggregated)	$1,479,559	$8,704,814
Pooled investment funds	62,474,976	52,059,220

	63,954,535	60,764,034
Fidelity Magellan Fund, 277,258 and 291,908 shares, respectively	21,892,316	30,422,686
Fidelity Retirement Government Money Market Portfolio, 26,591,141 and 26,612,324 shares, respectively	26,591,141	26,612,324
Fidelity Spartan U.S. Equity Index Portfolio, 573,049 and 623,504 shares, respectively	17,850,485	25,339,218
Fidelity Asset Manager Fund 1,123,021 and 1,152,097 shares, respectively	15,497,683	17,857,501
Fidelity Balanced Fund, 741,830 shares	9,858,926	N/A

6.    Risks and Uncertainties

The Plan provides for various investment options in any combination of shares in registered investment companies and money market funds. Investment securities are exposed to various risks, such as interest rates, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

SIGNATURES

Ryerson Tull Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYERSON TULL SAVINGS PLAN (Name of Plan)

By:	/S/ MICHAEL S. ANDERSON
Michael S. Anderson Plan Administrator and Member of Ryerson Tull Savings Plan Committee

Date: June 27, 2003

Index to Exhibits

Exhibit Number	Description

23	Consent of Independent Accountants

99.1	Certification of Neil S. Novich, Chairman, President and Chief Executive Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification of Jay M. Gratz, Executive Vice President and Chief Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.